Exhibit 99.1

Foresight Granted Patent Approval in Japan for All-Weather and Lighting Conditions Vision System

The patented technology is highly beneficial to Foresight’s key markets, particularly the heavy equipment industry, as the integration of thermal cameras ensures precise obstacle detection in challenging weather and dust-filled environments

Ness Ziona, Israel – April 17, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that it has received a notice of allowance from the Japan Patent Office for its patent application, number 2020-557022, for the Company’s “multi-spectral vehicular system for providing pre-collision alerts.”

The patented technology combines data from a pair of stereoscopic infrared sensors and a pair of stereoscopic visible-light sensors through an advanced fusion module. The fusion enables precise obstacle detection and distance estimation. The fusion of the two stereoscopic channels also tackles corner-case scenarios, particularly in challenging weather and lighting conditions, while minimizing false alerts. The system’s automatic calibration module is designed to ensure that stereo cameras maintain calibration regardless of their configuration or position, thereby ensuring accurate and continuous depth perception.

We believe that the patent approval in Japan is a significant advancement for Foresight, paving the way for safer and more efficient autonomous vehicles in a country known for its automotive innovation. Moreover, the approval of the patent emphasizes the enhanced value of technology for reliable obstacle detection under adverse weather conditions. This gives it a competitive edge over other sensors that struggle to perform in challenging environmental conditions.

This patent serves as the foundation of Foresight’s QuadSight® automotive vision system. The Company’s four-camera vision system provides unparalleled obstacle detection capabilities for semi-autonomous and autonomous vehicles. Through sensor fusion, QuadSight combines reflected light from visible-light cameras with thermal energy captured by long-wave infrared cameras for robust, accurate object detection of any shape, form or material, in all weather and lighting conditions - including complete darkness, rain, haze, fog and glare.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd., and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the patented technology is highly beneficial to its key markets, that the patent approval is a significant advancement for the Company, paving the way for safer and more efficient autonomous vehicles in Japan, and that the approval of the patent emphasizes the enhanced value of technology for reliable obstacle detection under adverse weather conditions, giving it a competitive edge over other sensors that struggle to perform in challenging environmental conditions. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654